

December 7, 2010

Arunkumar Rajapandy
Chief Executive Officer
Digital Yearbook, Inc.
3938 E Grant Rd, #453
Tucson, AZ 85712

     Re: **Digital Yearbook, Inc.**
           Form 10-K for the Fiscal Year Ended December 31, 2009
           Forms 10-Q for the Fiscal Quarters Ended March 31, June 30 and
           September 30, 2010
           File No. 000-52917

Dear Mr. Rajapandy:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

1.   Item 308(c) of Regulation S-K requires that you disclose any changes to your internal controls over financial reporting during the last fiscal quarter (or the fourth quarter in the case of an annual report) that materially affected, or are reasonably likely to materially affect, internal controls over financial reporting. Please confirm that, during the quarter ended December 31, 20009 there were no changes to your internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. Please confirm that you will revise your Item 308(c) disclosure in future filings.

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Unaudited Condensed Statements of Cash Flows, page 7

2.   Please explain why your presentation depicts decreases in cash in both the six months
        ended June 30, 2009 and 2010 when there is no cash presented on the face of the Balance
        Sheets on page 4.

Controls and Procedures, page 12

3.   We note your statement that your chief executive officer and chief financial officer
        "concluded that [y]our disclosure controls and procedures are streamlined to ensure that
        information required to be included in [y]our periodic SEC filings is recorded, processed,
        summarized and reported within the time periods specified in the SEC rules and forms."
        It does not appear that your certifying officers have reached a conclusion that your
        disclosure controls and procedures are *effective*. Please tell us, and confirm that you will
        disclose in future filings, your officers' conclusions regarding the effectiveness of your
        disclosure controls and procedures. If you include the definition of effectiveness in your
        statement it should conform exactly to the language set forth in Exchange Act Rule 13a-
        15(e).

4.   With regard to the material weakness identified during the audit procedures for 2007, tell
        us and disclose in future filings, in greater detail the nature of the material weakness
        identified and the specific steps that the company has taken during the past three years, if
        any, to remediate the material weakness. Tell us and disclose in future filings whether
        the company believes that the material weakness still exists at the end of the period
        covered by the report.

5.   We have similar concerns regarding your identical disclosures in Forms 10-Q for the
        Fiscal Quarters Ended March 31, 2010 and September 30, 2010. Comments 3 and 4
        above are also applicable to those filings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief